

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2013

Via E-mail
Joseph Fink
President, Chief Executive Officer
 and Chief Financial Officer
Berkshire Bancorp, Inc.
160 Broadway
New York, NY 10038

> **Re:** **Berkshire Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2012**
> **Filed April 16, 2013**
> **File No. 000-13649**

Dear Mr. Fink:

We have reviewed your July 12, 2013 response to our June 18, 2013 letter and have the following additional comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. Please refer to your response to comment 1 of our June 18, 2013 letter and revise future filings to disclose all material actions that Berkshire has taken in order to comply with the 2009 and 2013 MOU's. Discuss the specific actions taken and to be taken to address classified loans. Subject to regulatory constraints, please revise your disclosure in future filings to disclose the fact that the terms of the MOU are subject to quarterly review. Provide us a draft of your proposed revisions in your response.

Discussion of Financial Condition and Results of Operations, page 24

2. Please refer to your response to comment 2 of our June 18, 2013 letter. Your response appears overly broad given the significance of the reversal of the allowance for loan losses (ALL). Stating, as your response does, that you follow the Inter-agency Policy Statement and that your portfolio decreased does not appear to provide substantive information as to the specific facts and circumstances that resulted in the reversal of the ALL or to provide information that is not discernible from your filing. Please revise future filings to address the following and provide us drafts of your proposed revisions in your response:

- Provide a more robust discussion of the specific facts and circumstances resulting in the reversal of the ALL, including changes in your portfolio mix and credit quality related to the applicable loan categories. Discuss the specific analytics performed in the 3rd and 4th quarter of 2012 and explain why they were not performed in earlier periods.

- Regarding the use of third party vendors to review and refine your allowance for loan loss methodology, revise future filings to specifically discuss what the resultant changes to your methodology were and quantify their effect on the allowance for loan losses. Describe how the ALL methodology was enhanced through the use of a more straight-forward model.

- Revise future filings to disclose how and when the material weakness in quality of the documentation process to support the ALL risk allocation factors was identified. Specifically discuss what the effect of the material weakness on the documentation was, what changes were made and how those changes affected the ALL.

- Please revise future filings to discuss the adjustment made to the ALL in the period ended March 31, 2013, including quantification of the effect of the change on the ALL.

Controls and Procedures, page 119

3. Please refer to your response to comment 7 of our June 18, 2013 letter. Your response does not appear to address the fourth bullet point of that comment. We repeat it for your convenience. We note that you state here and in the Form 10-Q for the fiscal quarter ended March 31, 2013 that no material changes have been made to your internal controls over financial reporting. Please tell us and revise future filings to disclose how you were able to remediate the identified material weaknesses absent material changes to your controls.

Joseph Fink
Berkshire Bancorp, Inc.
July 19, 2013
Page 3

You may contact Paul Cline at (202)551-3851 or me at (202)551-3752 if you have any questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief